UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2022
Commission File Number: 001-38281

ERYTECH Pharma S.A.
(Translation of registrant’s name into English)

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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release
On October 13, 2022, ERYTECH Pharma S.A. issued a press release announcing that it received written notification from The Nasdaq Stock Market LLC ("Nasdaq") dated October 7, 2022, indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s American Depositary Shares for the prior 30 consecutive business day period, the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1).

A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1	Press Release dated October 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date:	October 13, 2022	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer